

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

SUPPL

Ref. No. TC 299/2010

June 15, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA


10015958

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 037/2010**

  Subject: Clarifying the news regarding Government pursues plan to buy THCOM

  Date: June 14, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 7/1

Summary Translation Letter
To the Stock Exchange of Thailand
June 15, 2010

TC-CP 037/2010

June 14, 2010

Subject: Clarifying the news regarding Government pursues plan to buy THCOM

To: The President
The Stock Exchange of Thailand

According to the news article by Bangkok Post on June 14, 2010 regarding Government pursues plan to buy Thaicom Plc. (the Company) from Temasek.

The Company would like to clarify in respect of the news that the Company has not been contacted from the government authority for this matter.

Please be informed accordingly.